Exhibit (a)(3)

the oberweis funds

written instrument establishing and designating

oberweis Small-Cap Value fund

The undersigned, being a majority of the trustees of The Oberweis Funds (the “Trust”), a business trust organized pursuant to an Amended and Restated Agreement and Declaration of Trust dated February 23, 2017, as amended (the “Declaration of Trust”), pursuant to Section 1 of Article III of the Declaration of Trust, do hereby establish and designate a seventh series of shares of the Trust to be known as “Oberweis Small-Cap Value Fund” (the “New Fund”). The relative rights and preferences of the New Fund shall be as set forth in the registration statement registering the shares of the New Fund.

IN WITNESS WHEREOF, the undersigned have this 19th day of May, 2017 signed these presents.

/s/ James D. Oberweis
James D. Oberweis

/s/ Katherine Smith Dedrick
Katherine Smith Dedrick

/s/ Gary D. McDaniel
Gary D. McDaniel

/s/ James G. Schmidt
James G. Schmidt